[GLOBAL ENTERTAINMENT CORPORATION LOGO]


October 5, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

     Re:  Global Entertainment Corporation
          Form 10-KSB
          Filed August 29, 2005
          File No. 000-50643

Dear Ms. Cvrkel:

We are in receipt of your letter dated September 22, 2006; the following comments are in response to that letter:

ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2005

ACQUISITION OF SUBSIDIARIES
NOTE 2. PROPERTY AND EQUIPMENT

At the time we merged with Cragar Industries, Inc. (Cragar), it owned various trademarks; we have subsequently maintained and protected these marks. As disclosed in our Form S-4 Registration Statement previously filed with the Securities and Exchange Commission (page A-10, Agreement and Plan of Merger and Reorganization - section 2.12(b)), Cragar did not own any patents at the time of the merger. Additionally, since the merger we have not applied for, and currently do not own, any patents. It is our belief that there is no value to applying for a patent on an automobile wheel design. Our wheel designs have been copied by competitors in the past and we have taken no action to restrict their ability to do so. However, we will take action if any entity attempts to market a wheel under our trademark name.

As discussed in your comment, a portion of the purchase price could be allocated to the Cragar trademarks. We will work with our independent appraiser to disclose in future filings the separate value of the trademarks as opposed to goodwill. As these are non-wasting assets with indefinite lives, there would be no amortization to report in the respective financial statements.

Should you have any comments or additional questions, please feel free to contact me at (480) 993-0300.

Regards,

/s/ J. Craig Johnson
-----------------------------
J. Craig Johnson
Chief Financial Officer



                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE